EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Years Ended December 31,
	2012	2013	2014	2015	2016
EARNINGS
Income Before Income Taxes and Equity Earnings	$245.9	$221.0	$208.7	$276.9	$213.9
Fixed Charges (as below)	147.8	144.8	142.3	143.2	133.9
Total Earnings	$393.7	$365.8	$351.0	$420.1	$347.8

FIXED CHARGES
Interest Expense	$88.3	$130.3	$126.1	$119.9	$119.7
Credit for Allowance for Borrowed Funds Used During Construction	48.5	4.2	7.0	14.8	6.9
Estimated Interest Element in Lease Rentals	11.0	10.3	9.2	8.5	7.3
Total Fixed Charges	$147.8	$144.8	$142.3	$143.2	$133.9

Ratio of Earnings to Fixed Charges	2.66	2.52	2.46	2.93	2.59